 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

YRC Worldwide Inc.

(Name of Issuer) Common Stock
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

984249607
(CUSIP Number)

Barna Capital Group Ltd. Panagioti Symeou 2 Block C, Suite 4 Limassol, Cyprus, 3105 Attention: Egor Romanyuk Tel: (971) 58-545-4380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	984249607	Page 2 of 5
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Barna Capital Group Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2000000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2000000
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2000000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%
14		TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to 2,000,000 shares of common stock, $.001 par value per share (the “Common Stock”), of YRC Wolrdwide Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 10990 ROE AVENUE OVERLAND PARK KS 66211

Item 2.	Identity and Background.

(a)          This Schedule 13D is filed by Barna Capital Group Ltd. who is referred to herein as the “Reporting Person.”

(b)          The Reporting Person’s business address is Panagioti Symeou 2, Block C, Suite 4, Limassol, Cyprus, 3105

(c)          Mr. Romanyuk is the Chairman of the Board and a director of Barna Capital Group Ltd..

(d)          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Egor Romanyuk is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

All shares owned by Egor Romanyuk and Barna Capital Group directly. Bought with own funds.

Item 4.	Purpose of Transaction.

As previously stated in the 13D filing, Barna Capital Group plans to initiate changes in the board of directors of the company. We are looking to replace 3 members of the board who have not provided the needed guidance for the company to achieve decent operating results. During their time on the board shares of the company lost over 90% of their value. At the same time the board is asking to change their compensation to mostly cash. Cash compensation for the directors, offered for vote approval at the next shareholder meeting has increased over 200% since the time they joined the board in 2011 and 2015. We are looking to replace members with individuals who possess extensive experience in running a successful transportation company.

We have complete trust in the executive management team and believe that they are on the right track to turn the company towards a brighter future. We would like to see some changes in middle and lower management who will drive better operational results.

Item 5.	Interest in Securities of the Issuer.

(a)          The Reporting Person may be deemed to be the beneficial owner of 2,000,000 shares of Common Stock. Such 2,000,000 shares represent approximately 5.4% of the outstanding shares of Common Stock.

(b)          The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 2,000,000 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 09.04.2020	Barna Capital Group Ltd.

	By:	/s/ Egor Romanyuk
	Name	Egor Romanyuk
	Title	Director